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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GLOBAL AIRCRAFT SOLUTIONS, INC
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
378964100
(CUSIP Number)
April 11, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	378964100	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Ewing & Partners, 75-2741747

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,182,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,182,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,182,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Ewing & Partners, a Texas general partnership (“Ewing & Partners”). This Schedule 13G relates to the Common Stock, $0.001 par value (the “Common Shares”), of Global Aircraft Solutions, Inc., a Nevada corporation, purchased by Ewing & Partners for the account of (i) Endurance Partners, L.P. (“Endurance Fund”), of which Ewing & Partners acts as investment advisor, and (ii) Endurance Partners (Q.P.), L.P (“Endurance Qualified”), for which Ewing & Partners acts as investment advisor.

Item 1(a)	Name of Issuer.

Global Aircraft Solutions, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6900 South Park Avenue
P.O. Box 23009
Tucson, Arizona 85706

Item 2(a)	Name of Person Filing.

Ewing & Partners

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

4514 Cole Avenue, Suite 808
Dallas, Texas 75205

Item 2(c)	Citizenship or Place of Organization.

Ewing & Partners is a Texas general partnership

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number.

378964100

Item 3	Reporting Person.

Inapplicable.

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Item 4	Ownership.

(a) Ewing & Partners is the beneficial owner of 4,182,000 Common Shares.

(b) Ewing & Partners is the beneficial owner of 10.8% of the outstanding Common Shares. This percentage is determined by dividing 4,182,000 by 38,728,215, the number of Common Shares issued and outstanding as of April 10, 2006, as reported in the Issuer’s Annual Report filed with the Securities Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, dated April 10, 2006.

(c) Ewing & Partners has the sole power to vote and dispose of the 4,182,000 Common Shares beneficially owned by it.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 10, 2006

EWING & PARTNERS
By:	/s/ Timothy G. Ewing
Timothy G. Ewing, Managing Partner

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